Exhibit 99.14

November 26, 2018

Ontario Securities Commission

Alberta Securities Commission

British Columbia Securities Commission

Dear Sirs/Mesdames:

Re:	Millennial Esports Corp. (the, “Company”)
Notice of Change of Auditor Pursuant to NI 51-102 (Part 4.11)

In accordance with Part 4.11 of National Instrument 51-102, we have reviewed the Company’s Notice of Change of Auditor (the, “Notice”) dated November 26, 2018. Based on our information as of this date, we agree with Statements #(a) through #(c) contained in the Notice. We have no basis to agree or disagree with Statement #(d) contained in the Notice.

Yours truly,

Chartered Professional Accountants Licensed Public Accountants